SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Southwestern Life Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

845606 10 2

(CUSIP Number)

Paul Chute
Brown’s Dock, L.L.C.
56 Prospect St.
Hartford, Connecticut 06115
(860) 403-5594

(Name, address and telephone number of person
authorized to receive notices and communications)

April 26, 2001

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

(Continued on following pages)

CUSIP No. 845606 10 2	13D	Page 2

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Brown's Dock, L.L.C.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 845606 10 2	13D	Page 3

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Phoenix Home Life Mutual Insurance Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

IC

CUSIP No. 845606 10 2	13D	Page 4

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Phoenix Investment Partners, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

IA

CUSIP No. 845606 10 2	13D	Page 5

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Inverness Management Fund I LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 845606 10 2	13D	Page 6

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

WMD LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 845606 10 2	13D	Page 7

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

J.C. Comis LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 845606 10 2	13D	Page 8

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

W. McComb Dunwoody

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

IN

CUSIP No. 845606 10 2	13D	Page 9

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

James C. Comis, III

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

IN

CUSIP No. 845606 10 2	13D	Page 10

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Inverness/Phoenix Partners LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

PN

CUSIP No. 845606 10 2	13D	Page 11

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Executive Capital Partners I LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

PN

CUSIP No. 845606 10 2	13D	Page 12

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Inverness/Phoenix Captial LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

OO

CUSIP No. 845606 10 2	13D	Page 13

1		NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

DCPM Holdings, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	NUMBER OF	7 SOLE VOTING POWER

	SHARES	0

	BENEFICIALLY	8 SHARED VOTING POWER

OWNED BY

EACH

	REPORTING	3,071,695

	PERSON	9 SOLE DISPOSITIVE POWER

	WITH	0

10 SHARED DISPOSITIVE POWER

3,071,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,071,695

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

33.9%

14		TYPE OF REPORTING PERSON

CO

This Amendment No. 2 amends the statement on Schedule 13D which was originally filed on June 23, 2000 and amended by Amendment No. 1 filed on August 23, 2000 (as amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction

      Item 4 is hereby amended by adding the following paragraphs:

      As of April 26, 2001, the Issuer, Swiss Re Life & Health America Holding Company, a Delaware corporation (“Parent”) and SW Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Swiss Re (“Merger Sub”) entered into an Agreement and Plan of Merger, in the form attached hereto as Exhibit 1 (the “Merger Agreement”), which is incorporated herein by reference. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence, no later than 10 business days following public announcement of the terms of the Merger Agreement, a tender offer to purchase all outstanding shares of Common Stock at a price of $18.50 per share, net to the seller in cash without interest (the “Offer”). In addition, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”) and in connection therewith each outstanding share of Common Stock (other than those acquired by Merger Sub pursuant to the Offer or otherwise owned beneficially or of record by Merger Sub, Parent or any of their affiliates) will be entitled to receive in cash an amount per share equal to the price per share offered in the Offer.

      The obligation of Merger Sub to consummate the Offer and to accept for payment and pay for any shares of Common Stock tendered pursuant to the Offer is subject to a number of conditions, including the valid tender and lack of proper withdrawal as of the expiration of the initial offering period for the Offer of that number of shares of Common Stock which, together with any shares of Common Stock then beneficially owned by Merger Sub or Parent, represents at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis on the date of purchase.

      The completion of the Merger is subject to the satisfaction of a number of other conditions, including, if applicable, the approval of the plan of merger contained in the Merger Agreement by the affirmative vote of the stockholders of the Issuer required by and in accordance with applicable law.

      In connection with the transactions described above, Parent, Merger Sub and certain significant stockholders (the “Stockholders”), including the reporting persons, have entered into a Voting and Tender Agreement, dated as of April 26, 2001, in the form attached hereto as Exhibit 2 (the “Voting And Tender Agreement”), which is incorporated herein by reference, whereby each Stockholder has agreed that, (i) he or it will tender, pursuant to and in accordance with the Offer, all shares of Common Stock, whether beneficially owned or held of record, by such Stockholder on the date of the Voting and Tender Agreement or which he or it may subsequently acquire (the “Owned Common Stock”), and (ii) at any meeting of the stockholders of the Issuer, however called, and in any action by consent of the stockholders of the Issuer, he or it will vote (or cause to be voted) the Owned Common Stock in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and against any proposal for any extraordinary corporate transaction, such as a recapitalization, dissolution, liquidation or sale of assets of the Issuer or any merger, consolidation or other business combination (other than the Merger) between the Issuer and any person (other than Parent or a subsidiary of Parent) or any other action or agreement that is intended or which reasonably could be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (B) result in any of the conditions of the Issuer’s obligations under the Merger Agreement not being fulfilled or (C) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

      The Stockholders further agreed that they (i) will immediately terminate any discussions with any third party concerning any Acquisition Proposal (as defined in the Merger Agreement) and (ii) will not, and will not permit any of their representatives to, directly or indirectly, (A) encourage, solicit or initiate any acquisition proposal, (B) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any person or group (other than Parent or Merger Sub or any affiliate or associate of Parent or Merger Sub) concerning any Acquisition Proposal, (C) enter into an agreement with any person, other than Parent or Merger Sub, providing for a possible Acquisition Proposal, or (D) make or authorize any statement, recommendation or solicitation in support of any possible acquisition proposal by any person, other than by Parent or Merger Sub. Notwithstanding the above, the Stockholders may take any action in any capacity as a director, officer or employee of the Issuer permitted under the Merger Agreement.

      The Stockholders further agreed that except as provided in the Voting and Tender Agreement they will not, directly or indirectly, transfer to any person any or all Owned Common Stock and will not cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusals, agreements, or limitations on such Stockholder’s voting rights, to attach to the Owned Common Stock or to the options to acquire shares of Common Stock now owned or which may be hereafter acquired or issued. The Stockholders have also agreed not to, directly or indirectly, grant any proxies or powers of attorney, deposit any Owned Common Stock into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Common Stock.

      The Voting and Tender Agreement terminates upon the earlier to occur of (i) the date upon which Parent will have purchased and paid for all of the Owned Common Stock in accordance with the Offer and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms. However, if, at the time the Merger Agreement is terminated the Termination Fee (as defined in the Merger Agreement) either is or may become payable, the Voting and Tender Agreement will not terminate unless and until the Termination Fee is paid by the Issuer.

      The description of the transactions summarized above is qualified in its entirety by reference to the Exhibits attached hereto. Please refer to the more detailed provisions of the Merger Agreement and the Voting and Tender Agreement set forth as Exhibits attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits

      Item 7 is hereby amended to add the following exhibits:

EXHIBIT NUMBER	DESCRIPTION

1	Agreement and Plan of Merger, dated as of April 26, 2001, by and among Southwestern Life Holdings, Inc., SW Holdings Inc. and Swiss Re Life & Health America Holding Company. (Incorporated by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on April 27, 2001.)

2	Voting and Tender Agreement, dated as of April 26, 2001, by and among SW Holdings Inc. and Swiss Re Life & Health America Holding Company and the Principal Stockholders and, for certain purposes, Southwestern Life Holdings, Inc. (Incorporated by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on April 27, 2001.)

3.	Agreement of Joint Filing, dated as of May 11, 2001, among Brown’s Dock, the Fund, Executive Fund, the General Partner, Phoenix, PXP, Inverness, DCPM, WMD, JCC, Dunwoody and Comis, filed herewith.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2001 _____________________________ Date	BROWN’S DOCK, L.L.C.

By: /s/ JAMES C. COMIS III Name: James C. Comis III Its: Managing Director

INVERNESS/PHOENIX PARTNERS LP

By: Inverness/Phoenix Capital LLC Its: General Partner

By: Inverness Management Fund I LLC Its: Managing Member

By: J.C. Comis LLC Its: General Partner

By: /s/ JAMES C. COMIS III Name: James C. Comis III Its: Managing Member

EXECUTIVE CAPITAL PARTNERS I LP

By: Inverness/Phoenix Capital LLC Its: General Partner

By: Inverness Management Fund I LLC Its: Managing Member

By: J.C. COMIS LLC Its: General Partner

By: /s/ JAMES C. COMIS III Name: James C. Comis III Its: Managing Member

INVERNESS/PHOENIX CAPITAL LLC

By: Inverness Management Fund I LLC Its: Managing Member

By: J.C. COMIS LLC Its: General Partner

By: /s/ JAMES C. COMIS III Name: James C. Comis III Its: Managing Member

DCPM HOLDINGS, INC.

By: /s/ [SIG] Name: Its:

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY

By: /s/ [SIG] Name: Its:

PHOENIX INVESTMENT PARTNERS, LTD.

By: /s/ [SIG] Name: Its:

INVERNESS MANAGEMENT FUND I LLC

By: J.C. COMIS LLC Its: General Partner

By: /s/ JAMES C. COMIS III Name: James C. Comis III Its: Managing Member

WMD LLC

By: /s/ W. MCCOMB DUNWOODY Name: W. McComb Dunwoody Its: Managing Member

J.C. COMIS LLC

By: /s/ JAMES C. COMIS III Name: James C. Comis III Its: Managing Member

/s/ W. MCCOMB DUNWOODY W. McComb Dunwoody

/s/ JAMES C. COMIS III James C. Comis III